Afya Announces Changes to its Board of Directors

Nova Lima, Brazil, July 1, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and medical practice solutions provider in Brazil, announced today that Mrs. Shobhna Mohn notified the Company of her intent to resign as a member of the Board of Directors of the Company, effective as of June 30, 2024, as she also steps down from her operational role at Bertelsmann, one of the key shareholders of Afya. Mrs. Mohn's decision is unrelated to any matter associated with the Company, its operations, policies, or practices.

During her tenure as a member of the Board of Directors, Mrs. Mohn has made significant and valuable contributions to the Company, supporting its journey towards becoming Brazil's leading medical education group and medical practice solutions provider. Her insights and dedication have been instrumental in our growth and success.

"As CEO, I sincerely thank Mrs. Mohn for her invaluable contributions and solid dedication to our Company. Her strategic insights and leadership have been fundamental in our growth and success. We wish her all the best in her future endeavors and remain grateful for her lasting impact on our organization", said Virgilio Gibbon, Afya’s CEO.

Shobhna Mohn mentioned: “It has been a privilege and an honor to be part of building Afya, working with some of the best investors, board members and management in the industry, seeing it list on Nasdaq in 2019, and becoming an industry reference in a key and impactful sector while spearheading innovation. For me personally, it was a great way to get introduction to the Brazilian Market with exemplary structures when it comes to quality medical education. I wish everyone in the Board and Management continued success and impact and will certainly miss our regular exchanges.”

Afya, also announces that there are no immediate plans for Bertelsmann SE&Co. KGaA to appoint a new member to fill her position on the Board of Directors. Afya remains steadfast in its commitment to maintaining a strong and effective board with the requisite skills and experience to guide the company forward and ensure our continued success.

Afya’s Board of Directors is composed of two co-chairmen - one representing Bertelsmann SE&Co. KGaA, and one representing the Esteves family - two more members of Bertelsmann SE&Co. KGaA, one more member of the Esteves family, one member from Softbank and four independent members, resulting in a diversity of skills and experience to enhance Afya’s decision-making:

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited ir@afya.com.br